UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No. 9)**

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

444144 10 9
(CUSIP Number)

Kevin J. Zugibe c/o Thomas Zugibe, Executor 30 Tavarone Street Garnerville, New York 10923 (914) 523-8501
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

April 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 444144-10-9

1.	NAMES OF REPORTING PERSONS. Kevin J. Zugibe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Personal Funds (PF)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Amendment No. 9 amends and supplements the Schedule 13D of Kevin J. Zugibe (the “Reporting Person”), as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 with respect to his ownership of the Common Stock, par value $0.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. This Amendment No. 9, the previous amendments to the Reporting Person’s Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the “Statement.” Except as amended and supplemented hereby, there has been no change in the information contained in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

(a)       This Statement is being filed by Kevin J. Zugibe (the “Reporting Person”).

(b)       The Reporting Person’s business address is c/o Thomas Zugibe, Executor, 30 Tavarone Street, Garnerville, New York 10923.

(c)       The Reporting Person passed away on June 23, 2020 and was previously employed by the Company as the Company’s Chief Executive Officer. The Reporting Person was also Chairman of the Board of Directors and a director of the Company.

(d)       The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or resulted in the Reporting Person being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person was a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Others Consideration.

The source and amount of all funds used for the purchases of the shares previously reported were the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction.

The purpose of the dispositions of all previously reported shares of Common Stock were to allow for the settlement of the Reporting Person’s estate.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) The Reporting Person no longer owns any shares of Common Stock.

(b) The Reporting Person no longer beneficially owns any shares of Common Stock and does not have voting or dispositive power over any shares of Common Stock.

(c) On April 29, 2021, the executor of the Reporting Person’s estate distributed, without consideration, an aggregate of 4,184,785 shares of Common Stock to the beneficiaries of the Reporting Person’s estate. There have been no other transactions in the class of securities reported or that were effected during the past sixty days by the Reporting Person.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or has power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) On April 29, 2021, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2021
Date

/s/ Kevin J. Zugibe*
Signature

*By Thomas Zugibe, Executor

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